October 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	PARSEC CAPITAL ACQUISITIONS CORP (the “Company”)
Registration Statement on Form S-1
Filed July 8, 2021
File No. 333-257766 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Parsec Capital Acquisitions Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, October 5, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Arthur Marcus at 212-930-9700.

Very truly yours,

/s/ Patricia Trompeter
Patricia Trompeter
Chief Executive Officer